DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 4, 2013

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Mr. H. Roger Schwall
Assistant Director

Re:	Equal Energy Ltd.

Form 10-K for the Fiscal Year ended December 31, 2012 Filed March 15, 2013
Form 10-Q for the Fiscal Quarter ended June 30, 2013 Filed August 8, 2013
Definitive Proxy Statement on Schedule 14A Filed April 12, 2013
File No. 001-34759

Dear Sirs and Mesdames:

On behalf of our client, Equal Energy Ltd. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, reference is made to the Staff’s letter to the Company, dated August 27, 2013 (the “Comment Letter”), in respect of the above noted filings.

As a result of the time that it will take the Company to gather the information necessary and to prepare its response to the Comment Letter, the Company currently expects that it will be in a position to respond to the Comment Letter on or before September 30, 2013.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 630-5199.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Scott Smalling
Equal Energy Ltd.